EXHIBIT 99.4

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2023 of SNDL Inc. of our report dated March 20, 2024, with respect to our audits of the consolidated financial statements of SNDL Inc. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 and our report dated March 20, 2024 with respect to our audit of internal control over financial reporting of SNDL Inc. as of December 31, 2023, which are filed as part of Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements of SNDL Inc. on Form S-8 (File No. 333-269242, File No. 333-267510, File No. 333-262233 and File No. 333-233156) and Form F-3 (File No. 333-253813) of our reports dated March 20, 2024, referred to above.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp

New York, NY

March 20, 2024